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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                       SEC FILING NO.
                                                                     0-28604
     (Check One:)

                                                                   CUSIP NUMBER
                                                                    286 135 108

[X] Form 10-K and Form 10-KSB [] Form 20-F [] Form 11-K [] Form 10-Q and 10-QSB

         For Period Ended:   March 31, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:  N/A
                                           ---


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I---REGISTRATION INFORMATION

         Full Name of Registrant: ENCISION INC.
         Former Name if Applicable: ELECTROSCOPE, INC.
         Address of Principal Executive Office

         4828 STERLING DRIVE, BOULDER, CO 80301
         (Street and Number, City, State and Zip Code)


PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.


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         [X]  (b) The subject annual report or transition report on Form 10-KSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date.

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A


PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, or portion thereof could not be filed within the prescribed period:

         ADDITIONAL TIME IS REQUIRED FOR THE FILING OF THE 10-KSB FOR THE FISCAL YEAR ENDED MARCH 31, 2001 DUE TO THE ANALYSIS AND PREPARATION BY THE COMPANY OF CERTAIN INFORMATION NECESSARY FOR AN ACCURATE AND FULLY COMPLETED DOCUMENT.


PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  MARCIA MCHAFFIE                             (303) 444-2600

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes   [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                  ENCISION INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 2, 2001                          By:/s/ James A. Bowman
                                               --------------------------------
                                               James A. Bowman, President and
                                               Chief Executive Officer


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